UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **May 17, 2006**

Commission File Number	Exact name of registrants as specified in their charters, State of Organization, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
333-52397	**ESI TRACTEBEL ACQUISITION CORP.** (a Delaware corporation)	65-0827005
333-52397-01	**NORTHEAST ENERGY, LP** (a Delaware limited partnership)	65-0811248

c/o FPL Energy, LLC
700 Universe Boulevard
Juno Beach, Florida 33408
(561) 691-7171

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(b) On May 17, 2006, Michael L. Leighton announced his resignation from the board of directors of each of ESI Tractebel Acquisition Corp. (Acquisition Corp.) and ESI Tractebel Funding Corp. (Funding Corp.) and from the management committee of each of Northeast Energy, LP (NE LP), Northeast Energy Associates (NEA), a limited partnership, and North Jersey Associates (NJEA), a limited partnership, effective immediately.

(c) and (d) On May 17, 2006, F. Mitchell Davidson was appointed president and director of each of the Acquisition Corp., ESI Northeast Energy GP, Inc. (ESI GP), ESI Northeast Energy LP, Inc. (ESI LP) and the Funding Corp. In addition, he was appointed to the management committee for each of NE LP, NEA and NJEA. ESI GP, a general partner of NE LP, and ESI LP, a limited partner of NE LP, are indirect wholly-owned subsidiaries of FPL Energy, LLC (FPL Energy), a Delaware limited liability company, which is an indirect wholly-owned subsidiary of FPL Group, a company listed on the New York Stock Exchange. Certain relationships and related party transactions between the registrants, NEA and NJEA, on the one hand, and affiliates of FPL Energy, on the other hand, are described in Item 13 of the registrants' combined Annual Report on Form 10-K for the year ended December 31, 2005.

Mr. Davidson, 43, is senior vice president of FPL Energy, a position he has held since May 2005. Mr. Davidson joined FPL Energy in June 2004 as vice president, business management and served in that position until May 2005. From March 2001 to September 2003, Mr. Davidson was senior vice president, energy management, of Duke Energy North America (Duke) where his primary responsibility was for the overall direction, profitability, growth and risk mitigation for Duke's trading business. He held a number of other senior management positions at Duke including senior vice president, origination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


NORTHEAST ENERGY, LP
(ESI Northeast Energy GP, Inc. as Administrative General Partner)
ESI TRACTEBEL ACQUISITION CORP.
(Registrants)


Date: May 23, 2006


MARK R. SORENSEN
Mark R. Sorensen
Vice President and Treasurer of ESI Northeast Energy GP, Inc.
Treasurer of ESI Tractebel Acquisition Corp.
(Principal Financial and Principal Accounting Officer of the Registrants)
